UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Block listing Interim Review 01 July 2024	Announcement Total Voting Rights 01 July 2024
Announcement Director/PDMR Shareholding 10 July 2024	Announcement Director/PDMR Shareholding 10 July 2024
Announcement Dividend Declaration 31 July 2024

Diageo PLC – Block listing Interim Review
Dated 01 July 2024

Diageo plc
LEI: 213800ZVIELEA55JMJ32

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 July 2024

Name of applicant:		Diageo plc
Name of scheme:		Diageo plc Associated Companies Share Incentive Plan
Period of return:	From:	1 January 2024	To:	30 June 2024
Balance of unallotted securities under scheme(s) from previous return:		228,335
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		497
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		227,838
Name of contact:		James Edmunds, Deputy Company Secretary
Telephone number of contact:		+44 (0)20 7947 9100

Name of applicant:		Diageo plc
Name of scheme:		Diageo 2014 Long Term Incentive Plan
Period of return:	From:	1 January 2024	To:	30 June 2024
Balance of unallotted securities under scheme(s) from previous return:		41,119
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		41,119
Name of contact:		James Edmunds, Deputy Company Secretary
Telephone number of contact:		+44 (0)20 7947 9100

Diageo PLC – Total Voting Rights
Dated 01 July 2024

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 June 2024 consisted of 2,432,411,924 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 209,264,268 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,223,147,656 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 July 2024

Diageo PLC – Director/PDMR Shareholding
Dated 10 July 2024

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 July 2024, Javier Ferrán purchased shares under an arrangement with the Company.

The notification below, which has been made in accordance with the requirement of the UK Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 July 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under an arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£24.96	332
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2024-07-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 10 July 2024

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 July 2024, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

10 July 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£24.82	5
		2.	Nil	3
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2024-07-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lavanya Chandrashekar
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£24.82	6
		2.	Nil	3
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2024-07-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£24.82	6
		2.	Nil	3
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2024-07-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£24.82	6
		2.	Nil	3
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2024-07-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£24.82	6
		2.	Nil	3
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2024-07-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£24.82	7
		2.	Nil	3
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2024-07-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom Shropshire
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£24.82	6
		2.	Nil	3
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2024-07-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Dividend Declaration
Dated 31 July 2024

Diageo plc final dividend

Diageo plc (the "Company") announced a recommended final dividend payment of 62.98 cents per ordinary share, giving a total dividend for the year of 103.48 cents per ordinary share, when it published its Preliminary Results on 30 July 2024.

The Company confirms that, subject to approval by shareholders at its Annual General Meeting scheduled to be held on 26 September 2024, the final dividend will be paid on 17 October 2024 to those holders of ordinary shares and US ADRs on the Company's register as of 30 August 2024. The ex-dividend date will be 29 August 2024 for holders of ordinary shares, and 30 August 2024 for US ADR holders.

The dividend per share in pence to be paid to ordinary shareholders will be announced on 3 October 2024 and will be determined by the actual foreign exchange rates achieved by Diageo buying forward contracts for sterling currency, entered into during the three days preceding the announcement. Holders of ordinary shares will receive their dividends in sterling unless they elect to receive their dividends in US dollar by 20 September 2024.

A dividend reinvestment plan is available to holders of ordinary shares in respect of this dividend and the plan notice date is 20 September 2024.

James Edmunds
Deputy Company Secretary

31 July 2024

+++
Enquiries:

Investor relations: Durga Doraisamy Andy Ryan Media relations: Brendan O'Grady Rebecca Perry Clare Cavana	+44 (0) 7902 126 906 +44 (0) 7803 854 842 investor.relations@diageo.com +44 (0) 7812 183 750 +44 (0) 7590 809 101 +44 (0) 7751 742 072 press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 August 2024

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary